[redacted]

09046939

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca

SUPPL

FILE NUMBER 50277-00001

August 31, 2009

SEC
Mail Processing
Section

SEP 08 2009

Washington, DC
122

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and
2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Administrative Assistant

Encs.

9/11

Exemption No. 82-1209

August 31, 2009

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Notice of Change of Directors August 26, 2009
	(ii)	NWT	Notice of Change of Directors August 26, 2009
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	**Documents Filed**
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	August 14, 2009 August 26, 2009
(g)	Form 51-102F3, Material Change Report	August 31, 2009
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	August 24, 2009
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A

Document Name or Information			Documents Filed
(p)	Notice of Change of Status Report		N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:		
	(i)	charter documents	N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii)	any securityholder rights plans or similar plans	N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus		N/A
(s)	Amendment to Prospectus		N/A
(t)	Takeover Bid Circular		N/A
(u)	Notice of Change or Variation to Takeover Bid Circular		N/A
(v)	Issuer Bid Circular		N/A
(w)	Notice of Change or Variation to Issuer Bid Circular		N/A
(x)	Initial Acquisition Report		N/A

Document Name or Information		Documents Filed
(y)	Subsequent Acquisition Reports	N/A
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	August 14, 2009 August 26, 2009
(f)	Form 51-102F3, Material Change Report	August 31, 2009
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A

Document Name or Information			Documents Filed
(r)	Notice of Dividends		N/A
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

---

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A

Document Name or Information		Documents Filed
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Date and Time: August 26, 2009 12:56 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **August 26, 2009 12:56 PM Pacific Time**

Incorporation Number:
BC0235315

Name of Company:
GGL DIAMOND CORP.

'ate of Change of Directors

August 19, 2009

New Director(s)

Last Name, First Name, Middle Name:
SPILSBURY, THOMAS WAYNE

Mailing Address:
P.O. BOX 1677
WEST PERTH 6872
AUSTRALIA

Delivery Address:
LEVEL 2
35 VENTNOR AVENUE
WEST PERTH 6005
AUSTRALIA

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
BODEN, WILLIAM J.

Mailing Address:
1075 WEST GEORGIA STREET
SUITE 2010
P.O. BOX 57
VANCOUVER BC V6E 3C9
CANADA

Delivery Address:
1075 WEST GEORGIA STREET
SUITE 2010
P.O. BOX 57
VANCOUVER BC V6E 3C9
CANADA

Director(s) as at August 19, 2009

Last Name, First Name, Middle Name:
DEMARE, NICK

Mailing Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Delivery Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Last Name, First Name, Middle Name:
EACOTT, JOHN GRAHAM

Mailing Address:
201 - 2202 MARINE DRIVE
WEST VANCOUVER BC V7V 1K4
CANADA

Delivery Address:
201 - 2202 MARINE DRIVE
WEST VANCOUVER BC V7V 1K4
CANADA

Last Name, First Name, Middle Name:
HRKAC, RAYMOND ANDREW

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
MEYER, WILLIAM

Mailing Address:
2493 WEST 1ST AVENUE
SUITE 205
VANCOUVER BC V6K 1G5
CANADA

Delivery Address:
2493 WEST 1ST AVENUE
SUITE 205
VANCOUVER BC V6K 1G5
CANADA

Last Name, First Name, Middle Name:
SPILSBURY, THOMAS WAYNE

Mailing Address:
P.O. BOX 1677
WEST PERTH 6872
AUSTRALIA

Delivery Address:
LEVEL 2
35 VENTNOR AVENUE
WEST PERTH 6005
AUSTRALIA

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

NOTICE OF CHANGE OF DIRECTORS

FORM 10 – BC COMPANY

Section 127 *Business Corporations Act*

Telephone: 250 356 – 8626
Office Hours: 8:30 – 4:30 (Monday – Friday)

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Filing Fee for paper filing: $20.00
If you are instructed by registry staff to mail this form to the Corporate Registry, submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account. Please pay in Canadian dollars or in the equivalent amount of US funds.

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A INCORPORATION NUMBER OF COMPANY

BC0235315

B NAME OF COMPANY

GGL DIAMOND CORP.

C DATE OF CHANGE OF DIRECTORS

YYYY / MM / DD

2009/08/19

D FULL NAMES OF NEW DIRECTORS

LAST NAME	FIRST NAME	MIDDLE NAME
SPILSBURY	THOMAS	WAYNE

E FULL NAMES OF PERSONS WHO HAVE CEASED TO BE DIRECTORS

LAST NAME	FIRST NAME	MIDDLE NAME
BODEN	WILLIAM	JOHN

F DIRECTOR'S NAME(S) AND ADDRESS(ES) – Enter the full name, delivery address and mailing address (if different) of **ALL** of the company's directors as at the date of change noted in Box C. The delivery address must be for the office at which the individual can usually be served with records between 9:00 a.m. and 4:00 p.m. on business days. If there is no office at which the individual can usually be served with records during these hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME
HRKAC	RAYMOND	ANDREW

	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
DELIVERY ADDRESS: Suite 904 - 675 West Hastings Street, Vancouver	BC	Canada	V6B 1N2
MAILING ADDRESS: Suite 904 - 675 West Hastings Street, Vancouver	BC	Canada	V6B 1N2

LAST NAME	FIRST NAME	MIDDLE NAME
DEMARE	NICK	

	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
DELIVERY ADDRESS: Suite 1305 -1090 West Georgia Street, Vancouver	BC	Canada	V6E 3V7
MAILING ADDRESS:			

Suite 1305 -1090 West Georgia Street, Vancouver	BC	Canada	V6E 3V7

LAST NAME	FIRST NAME	MIDDLE NAME
MEYER	WILLIAM	

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
Suite 205 - 2493 West 1st Avenue, Vancouver	BC	Canada	V6K 1G5
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
Suite 205 - 2493 West 1st Avenue, Vancouver	BC	Canada	V6K 1G5

LAST NAME	FIRST NAME	MIDDLE NAME
EACOTT	JOHN	GRAHAM

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
201 - 2202 Marine Drive, West Vancouver	BC	Canada	V7V 1K4
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
201 - 2202 Marine Drive, West Vancouver	BC	Canada	V7V 1K4

LAST NAME	FIRST NAME	MIDDLE NAME
SPILSBURY	THOMAS	WAYNE

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
Level 2, 35 Ventnor Avenue, West Perth	W.A.	Australia	6005
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
P.O. Box 1677, West Perth	W.A.	Australia	6872

G. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED
Raymond A. Hrkac	[signature]	August 25 ,2009

Exemption No.: 82-1209

Northwest Territories

FORM 23
BUSINESS CORPORATIONS ACT
NOTICE OF CHANGE OF DIRECTORS EXTRA-TERRITORIAL CORPORATION
FORMULE 23
LOI SUR LES SOCIÉTÉS PAR ACTIONS
AVIS DE CHANGEMENT D'ADMINISTRATEURS D'UNE

FILED-DÉPÔT
No.:
Date:
DEPUTY REGISTRAR OF CORPORATIONS REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

GGL Diamond Corp.

2) The following persons became directors of this corporation: — Les personnes suivantes sont devenues administrateurs de la présente société :

Name - Nom	Postal and street address (including postal code) Adresse (y compris le code postal)	Effective Date Date de prise d'effet
Thomas Wayne Spilsbury	41 Portland Street, Nedlands, W.A. 6009 Australia	August 19, 2009

3) The following persons ceased to be directors of this corporation: — Les personnes suivantes ont cessé d'être administrateurs de la présente société :

Name - Nom	Postal and street address (including postal code) Adresse (y compris le code postal)	Effective Date Date de prise d'effet
William Boden	4264 West 9th Avenue, Vancouver, BC V6R 2C5	August 19, 2009

4) The directors of this corporation are: — Les administrateurs de la société sont :

Name - Nom	Postal and street address (including postal code) Adresse (y compris le code postal)
Raymond A. Hrkac	44 - 2351 Parkway Blvd., Coquitlam, BC V3E 3P2
Nick DeMare	4338 Frances Street, Burnaby, BC V5C 2R3
William Meyer	205 - 2493 West 1st Avenue, Vancouver, BC V6L 1G5

IMPORTANT: If required / Si exigé ☑ Schedule of additional directors is attached. / Une liste d'administrateurs supplémentaires est jointe.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
August 25, 2009	[signature]	President & C.E.O.

GGL DIAMOND CORP.

Schedule of Additional Directors
Form 23

Name	Postal and street address (including postal code)
John Graham Eacott	201 - 2202 Marine Drive, West Vancouver, BC V7V 1K4
Thomas Wayne Spilsbury	41 Portland Street, Nedlands, W.A. 6009 Australia

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES
NEWS RELEASE

August 14, 2009

Extension and Change to Non-Brokered Private Placement to raise up to $1,400,000

Vancouver, British Columbia, August 14, 2009 - Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSXV: GGL) ("GGL") announces that GGL intends to extend by thirty days the financing to raise up to $1,400,000 by way of a non-brokered private placement. To date 1,776,000 non-flow-through units have been sold. A combination of flow-through units at a price of $0.06, (changed from $0.08), per unit and non-flow-through units at a price of $0.06 per unit will be sold. Each flow-through unit will consist of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share.

Each non flow-through unit will consist of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year.

If GGL's common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, GGL may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given. GGL may pay a finder's fee to eligible finders of purchasers of units. Such fees will be paid in non flow-through common shares.

The proceeds from the sale of the units will be used for trenching, sampling and drilling of the PGB gold areas, exploration on the McConnell property, and for general corporate purposes. The proceeds from the sale of the flow-through shares will be used to incur Canadian Exploration Expense ("CEE"), as defined in the *Income Tax Act* (Canada). GGL will renounce such CEE to the subscribers effective for the 2009 tax year. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.
"Raymond A. Hrkac"
Raymond A. Hrkac
President & CEO

For further information, please phone: (604) 688-0546 Email: info@ggldiamond.ca. For more information, please check our web site at www.ggldiamond.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

GGL DIAMOND CORP.

NEWS RELEASE

August 26, 2009

ANNUAL MEETING ELECTS FOUR DIRECTORS, DIRECTORS APPOINT AND WELCOME NEW DIRECTOR WAYNE SPILSBURY AND APPROVE NAME CHANGE TO GGL RESOURCES CORP.

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V-GGL) is pleased to announce the appointment of Mr. Wayne Spilsbury to the board of directors. Mr. Spilsbury received his B.Sc. (Honors Geology) in 1973 from the University of British Columbia and his M. Sc. (Honors Geology) in 1982 from Queens University in Ontario. He brings over 35 years experience in mineral exploration and management, including 28 years with Teck Cominco Limited and was their former General Manager, Exploration – Asia Pacific. Wayne has worked throughout Western Canada, the United States, Asia and Australia; he is a Member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of Australasian Institute of Mining and Metallurgy.

Returning directors are Graham Eacott, Nick DeMare, Raymond A. Hrkac and William Meyer. William Boden has stepped down from the board of directors to enable him to concentrate on other companies of which he is a founder. The Company thanks him for his most valuable contributions and we wish him well.

Based on the recommendation of the Board's Compensation Committee, the directors approved the granting of 4,475,000 options at an exercise price of $0.10 per share exercisable until August 19, 2014. The options were granted to directors, officers, consultants and employees of the Company.

Shareholders voted in favor of the name change to GGL Resources Corp., the appointment of D+H Group LLP as auditors of the Company for the ensuing year, and approved the annual ratification of the Company's 10% rolling stock option plan.

Private Placement

GGL has had an initial closing of its non-brokered private placement originally announced on July 17, 2009. A combination of flow-through units at a price of $0.06, (changed from $0.08), per unit and non-flow-through units at a price of $0.06 per unit will be sold. Each flow-through unit will consist of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share.

In the initial closing 1,776,000 non flow-through units at $0.06 per unit were placed for gross proceeds of $106,560. Each non flow-through unit consists of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share until August 20, 2012 at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year. The securities have a hold period until December 21, 2009.

If GGL's common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, GGL may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given. GGL may pay a finder's fee to eligible finders of purchasers of units. Such fees will be paid in non flow-through common shares.

...2/

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

The proceeds from the sale of the units will be used for exploration work on the PGB gold areas and the McConnell property, and for general corporate purposes. The proceeds from the sale of the flow-through shares will be used to incur Canadian Exploration Expense ("CEE"), as defined in the *Income Tax Act* (Canada). GGL will renounce such CEE to the subscribers effective for the 2009 tax year. Future closings of the private placement are subject to acceptance for filing by the TSX Venture Exchange. The private placement is open until September 9, 2009.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please phone: (604) 688-0546 Email: info@ggldiamond.ca. For more information, please check our web site at www.ggldiamond.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. ("GGL")
#904-675 West Hastings Street
Vancouver, BC
V6B 1N2

Item 2. Date of Material Change

August 19 and 20, 2009

Item 3. News Release

Disseminated on August 26, 2009 through Marketwire.

Item 4. Summary of Material Change

At the Annual & Special General Meeting ("AGM") of GGL held on August 19, 2009, the shareholders re-elected four incumbent directors and approved the change of name of GGL. At the Board meeting immediately following the AGM, the Board appointed an additional director. The Directors subsequently approved the granting of stock options to directors, officers, employees and consultants.

On August 20, 2009, GGL closed the first tranche of the non-brokered private placement originally announced on July 17, 2009 to raise $106,560. The private placement remains open for additional subscriptions until September 9, 2009.

Item 5. Full Description of Material Change

Annual & Special General Meeting & Change in Directors

At the AGM, J. Graham Eacott, Nick DeMare, Raymond A. Hrkac and William Meyer were re-elected as directors of GGL and William J. Boden stepped down from the Board to enable him to concentrate on other companies of which he is a founder.

In addition, shareholders voted in favor of the name change to GGL Resources Corp. and the appointment of D+H Group LLP as auditors of GGL for the ensuing year. They also approved the annual ratification of GGL's 10% rolling stock option plan. The change of name will occur following acceptance by the TSX Venture Exchange and filing of the Notice of Alteration with the BC Registrar of Companies.

At the Board meeting following the AGM, Wayne Spilsbury was appointed to the Board of GGL as an additional director. Mr. Spilsbury received his B.Sc. (Honors Geology) in 1973 from the University of British Columbia and his M. Sc. (Honors Geology) in 1982 from Queens University in Ontario. He brings over 35 years experience in mineral exploration and management, including 28 years with Teck Cominco Limited and was their former General Manager, Exploration – Asia Pacific. Mr. Spilsbury has worked throughout Western Canada, the United States, Asia and Australia; he is a Member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of Australasian Institute of Mining and Metallurgy.

Grant of Stock Options

Based on the recommendation of the Board's Compensation Committee, the directors approved the granting of options under GGL's Stock Option Plan to purchase a total of 4,475,000 common shares at an exercise price of $0.10 per share exercisable until August 19, 2014. The options were granted to directors, officers, consultants and employees of GGL.

Private Placement

On July 17, 2009, GGL announced that it would sell by way of non-brokered private placement, a combination of flow-through units at a price of $0.06, (changed from $0.08) per unit and non-flow-through units at a price of $0.06 per unit on the following basis:

(a) Each flow-through unit consists of one flow-through common share and one-half of one non-transferable non flow-through warrant. Each whole warrant entitles the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share (subject to the Acceleration Event defined below); and

(b) Each non flow-through unit consists of one non flow-through common share and one-half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for three years from the closing date at a price of$0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year (subject to the Acceleration Event defined below).

If GGL's common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, GGL may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given (the "Acceleration Event").

GGL may pay a finder's fee to eligible finders of purchasers of units. Such fees will be paid in non flow-through common shares.

On August 20, 2009, GGL had an initial closing of the private placement as to 1,776,000 non flow-through units at $0.06 per unit for gross proceeds of $106,560. The securities have a hold period until December 21, 2009. The private placement remains open for subscriptions until September 9, 2009 and GGL will close a second tranche following acceptance by the TSX Venture Exchange. Following closing of the final tranche, GGL will file a Material Change Report to update the participation and share positions of the directors and insiders of GGL which were initially disclosed in the Material Change Report of GGL dated July 27, 2009 (filed on SEDAR) to reflect the total number of units placed in the private placement.

The proceeds from the sale of the units will be used for exploration work on the PGB gold areas and the McConnell property, and for general corporate purposes. The proceeds from the sale of the flow-through shares will be used to incur Canadian Exploration Expense ("CEE"), as defined in the *Income Tax Act* (Canada). GGL will renounce such CEE to the subscribers effective for the 2009 tax year.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Raymond A. Hrkac, President & CEO
Phone: 604-688-0546

Item 9. Date of Report

August 31, 2009

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Diamond Corp. (the "Issuer")
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ____________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

August 20, 2009

Item 6: For each security distributed:

(a) describe the type of security,

Non-Flow-Through Units ("Units"), each unit consisting of one common share and one-half of one non-transferable common share purchase warrant (one whole warrant is referred to as a "Warrant").

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

1,776,000 Non Flow-Through Units. Each Warrant entitles the holder to purchase one common share in the capital of the Issuer for a term of three years from the distribution date at a price of $0.10 in the first year, $0.20 in the second year and $0.30 in the third year, subject to the Acceleration Event (as defined below).

If the Issuer's shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, the Issuer may accelerate the expiry date of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given ("Acceleration Event").

(c) state the exemption(s) relied on.

S. 2.5 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**9**	**$0.06 per Non Flow-Through Unit**	**$99,060.00**
Northwest Territories	**1**	**$0.06 per Non Flow-Through unit**	**$7,500.00**
Total number of Purchasers	**10**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$106,560.00**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **August 20, 2009**

GGL Diamond Corp.

Name of issuer (please print)

Raymond A. Hrkac, President & CEO (604) 688-0546

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Donna L. Ornstein
Assistant Secretary, GGL Diamond Corp.
604-266-1684

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.